UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor

London EC2A 1AF

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒                Form 40-F ☐

International Game Technology PLC Announces New Term Loan Facilities and

2024 Annual Report and Accounts

New Term Loan Facilities

International Game Technology PLC (“IGT” and, together with its consolidated subsidiaries, the “Company”) (NYSE:IGT) entered into a Senior Facilities Agreement, dated March 14, 2025, by and among IGT, as the Parent; IGT Lottery S.p.A., a wholly owned subsidiary of the Parent (the “Borrower”), as the Borrower; the Parent and certain subsidiaries of the Parent, as the Original Guarantors; Bank of America Europe Designated Activity Company, as the Global Coordinator, Bookrunner and Mandated Lead Arranger; the entities listed in Part III of Schedule 1 thereto, as the Bookrunners and Mandated Lead Arrangers; the entity listed in Part IV of Schedule 1 thereto, as the Mandated Lead Arranger; the entities listed in Part II of Schedule 1 thereto, as the Original Lenders; and Mediobanca – Banca di Credito Finanziario S.p.A., as the Agent (the “Term Loan Agreement”). The Term Loan Agreement provides for €1,000,000,000 of term loan facilities (the “Facilities”) which mature on September 14, 2030. The Facilities consist of a facility in the amount of €500,000,000 (“Facility A”) and a facility also in the amount of €500,000,000 (“Facility B”).

The Borrower may use borrowings under Facility A for general corporate purposes, including repayment of borrowings under the Company’s revolving credit facilities. Provided that the Company is awarded the Italian Gioco del Lotto license (the “Italian Lotto License”), the Borrower may use proceeds of Facility B solely to fund, directly or indirectly, the Italian Lotto License upfront fee and fees and expenses in connection with the Term Loan Agreement. The Borrower must make €100,000,000 amortization payments in each of 2027, 2028 and 2029 for each of the Facilities, with the remaining €200,000,000 balance of each of the Facilities due at maturity. The Facilities bear interest at a variable rate equal to the sum of EURIBOR and a margin based on IGT's public debt ratings. The Term Loan Agreement provides for standard covenants and restrictions which are substantially identical to those under the agreements for the Company’s revolving credit facilities and other term loan facilities.

The foregoing description of the Term Loan Agreement is qualified in its entirety by reference to the full text of the Term Loan Agreement, which is attached as Exhibit 4.1 to this current report on Form 6-K.

2024 Annual Report and Accounts

IGT published its Annual Report and Accounts for the fiscal year ended December 31, 2024, on the Company’s website on March 17, 2025. The 2024 Annual Report and Accounts can be found in the Investor Relations section of www.igt.com, along with IGT’s 2024 Annual Report on Form 20-F, which the Company filed with the U.S. Securities and Exchange Commission on February 25, 2025. These materials can be viewed online and are also available for download in PDF format.

The following are furnished herewith:

Exhibit Number	Description

4.1	Senior Facilities Agreement, dated March 14, 2025, by and among IGT, as the Parent; IGT Lottery S.p.A., a wholly owned subsidiary of the Parent as the Borrower; the Parent and certain subsidiaries of the Parent, as the Original Guarantors; Bank of America Europe Designated Activity Company, as the Global Coordinator, Bookrunner and Mandated Lead Arranger; the entities listed in Part III of Schedule 1 thereto, as the Bookrunners and Mandated Lead Arrangers; the entity listed in Part IV of Schedule 1 thereto, as the Mandated Lead Arranger; the entities listed in Part II of Schedule 1 thereto, as the Original Lenders; and Mediobanca – Banca di Credito Finanziario S.p.A., as the Agent

99.1	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2024

EXHIBIT INDEX

Exhibit Number	Description

4.1	Senior Facilities Agreement, dated March 14, 2025, by and among IGT, as the Parent; IGT Lottery S.p.A., a wholly owned subsidiary of the Parent as the Borrower; the Parent and certain subsidiaries of the Parent, as the Original Guarantors; Bank of America Europe Designated Activity Company, as the Global Coordinator, Bookrunner and Mandated Lead Arranger; the entities listed in Part III of Schedule 1 thereto, as the Bookrunners and Mandated Lead Arrangers; the entity listed in Part IV of Schedule 1 thereto, as the Mandated Lead Arranger; the entities listed in Part II of Schedule 1 thereto, as the Original Lenders; and Mediobanca – Banca di Credito Finanziario S.p.A., as the Agent

99.1	International Game Technology PLC Annual Report and Accounts for the fiscal year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2025	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary